UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: December 11, 2023

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Announces Presentations at the 2023 American Society of Hematology (ASH) Annual Meeting and Exposition

On December 11, 2023, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing patient-reported outcome (PRO) data from the Phase 3 CARTITUDE-4 study from an oral presentation at the 2023 American Society of Hematology (ASH) Annual Meeting, which is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K, including Exhibit 99.1 (other than the information under “About Legend Biotech”), is hereby incorporated by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-272222, 333-257609 and 333-257625) and Form S-8 (No. 333-239478).

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated December 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: December 11, 2023	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer